                                ---------------
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                   --------

                                SCHEDULE 14D-1

              Tender Offer Statement Pursuant to Section 14(d)(1)
                    of the Securities Exchange Act of 1934

                 MARRIOTT HOTEL PROPERTIES LIMITED PARTNERSHIP
                           (Name of Subject Company)

                             MHP ACQUISITION CORP.
                           HOST MARRIOTT CORPORATION
                                   (Bidders)

                     Units of Limited Partnership Interest
                        (Title of Class of Securities)
                                     None
                     (CUSIP Number of Class of Securities)

                                   ---------

Christopher J. Nassetta                          J. Warren Gorrell, Jr., Esq.
  MHP Acquisition Corp.                          Joseph G. Connolly Jr., Esq.
Host Marriott Corporation                           Hogan & Hartson L.L.P.
  10400 Fernwood Road                                555 13th Street, N.W.
  Bethesda, MD 20817                             Washington, D.C. 20004-1109
    (301) 380-9000                                      (202) 637-5600

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of Bidders)

                              ------------------

                           Calculation of Filing Fee
--------------------------------------------------------------------------------
Transaction Valuation (1)                         Amount of Filing Fee (1)
     $36,000,000                                         $7,200
--------------------------------------------------------------------------------

(1) Determined in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934. The fee was computed on the basis of the purchase of 450 units of limited partnership interest in the Subject Company at $80,000 cash per unit.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

        Amount Previously Paid:         $
        Form or Registration No.:
        Filing Party:
        Date Filed:

                       (Continued on following page(s))
                                 (Page 1 of 3)

                              ------------------

 CUSIP No.    (NONE)                                        Page 2 of 3 Pages
           ------------

 1. NAMES OF REPORTING PERSONS;
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Host Marriott Corporation
        I.R.S. Identification No. 53-0085950
--------------------------------------------------------------------------------

 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

    [ ] (a)
    [ ] (b)
--------------------------------------------------------------------------------

 3. SEC USE ONLY

--------------------------------------------------------------------------------

 4. SOURCES OF FUNDS (SEE INSTRUCTIONS)

        WC
--------------------------------------------------------------------------------

 5.[_] CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(e) OR 2(f)

--------------------------------------------------------------------------------

 6. CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------

 7. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        10.5 Units
--------------------------------------------------------------------------------

 8. [_] CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------

 9. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

        1.05%
--------------------------------------------------------------------------------

10. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        CO
--------------------------------------------------------------------------------

 CUSIP No. (NONE)                                              Page 3 of 3 Pages
           ------------

 1. NAMES OF REPORTING PERSONS;
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      MHP Acquisition Corp.
      I.R.S. Identification No. 52-2002254
                               ------------
--------------------------------------------------------------------------------

 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

    [ ] (a)
    [ ] (b)
--------------------------------------------------------------------------------

 3. SEC USE ONLY

--------------------------------------------------------------------------------

 4. SOURCES OF FUNDS (SEE INSTRUCTIONS)

       OO

--------------------------------------------------------------------------------

 5.[_] CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(e) OR 2(f)

--------------------------------------------------------------------------------

 6. CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------

 7. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       -0-
--------------------------------------------------------------------------------

 8. [_] CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------

 9. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

        -0-
--------------------------------------------------------------------------------

10. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        CO
--------------------------------------------------------------------------------

        This Tender Offer Statement on Schedule 14D-1 relates to the offer by MHP Acquisition Corp., a Delaware corporation (the "Purchaser") and wholly owned direct subsidiary of Host Marriott Corporation, a Delaware corporation (the "Parent"), to purchase 450 outstanding units of limited partnership interest (the "Units") in Marriott Hotel Properties Limited Partnership, a Delaware limited partnership (the "Partnership"), at a price of $80,000 per Unit, net to the seller in cash without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 19, 1996 (the "Offer to Purchase"), and the related Letter of Transmittal including supplements thereto, copies of which are attached hereto as Exhibits (a)(1) and
(a)(2), which collectively constitute the "Offer." In the event more than 450 Units are validly tendered and not properly withdrawn on or prior to 6:00 p.m. on Friday, December 20, 1996 (the "Expiration Date"), the Purchaser will, upon the terms and subject to the conditions of the Offer, accept for payment 450 Units on a pro rata basis based upon the number of Units properly tendered by the Expiration Date and not withdrawn.

Item 1. Security and Subject Company
        ----------------------------

(a) The name of the subject company is Marriott Hotel Properties Limited Partnership, a Delaware limited partnership. The address of the Partnership's principal executive offices is 10400 Fernwood Road, Bethesda, Maryland 20817.

(b) The class of equity securities to which this statement relates are the units of limited partnership interests of the Partnership (the "Units"). The information set forth in the Offer of Purchase under the heading "Introduction" is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under the heading "The Tender Offer--Section 5--Price Range of Units; Distributions" is hereby incorporated by reference.

Item 2. Identity and Background
        -----------------------

(a)-(d), (g) This Statement is filed by the Purchaser and Parent. The information set forth in the Offer to Purchase under the headings
"Introduction," "Summary," "Risk Factors," and "The Purchaser and Parent" and "Schedule I" is incorporated herein by reference.

(e)-(f) Neither the Purchaser nor Parent nor, to the best of their knowledge, any person listed in Schedule I to the Offer to Purchase, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3. Past Contacts, Transactions or Negotiations with the Subject Company
        --------------------------------------------------------------------

(a) The information set forth in the Offer to Purchase under the headings "Summary," "Risk Factors," "Special Factors--Background of the Offer," "--Position of the General Partner; Fairness of the Offer," "The Partnership," and "The Purchaser and Parent" is hereby incorporated by reference.

(b) The information set forth in the Offer to Purchase under the headings "Introduction," "Summary," "Risk Factors," "Special Factors--Background of the Offer" "--Position of the General Partner; Fairness of the Offer" and "The Purchaser and the Parent" is hereby incorporated by reference.

Item 4. Source and Amount of Funds and Other Considerations
        ---------------------------------------------------

(a) The information set forth in the Offer to Purchase under the heading "The Tender Offer--Section 7--Source and Amount of Funds" is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under the heading "The Tender Offer -- Section 7--Source and Amount of Funds" is incorporated herein by reference.

(c) Not applicable.

Item 5. Purpose of the Tender Offer and Plans or Proposals of the Bidder
        ----------------------------------------------------------------

(a)-(e) The information set forth in the Offer to Purchase under the headings "Summary," "Risk Factors," "Special Factors--Background of the Offer," "--Purpose of the Offer," "--Plans for the Partnership; Certain Effects of the Offer," "Unitholders' Consent" and "--Certain Tax Considerations" is incorporated herein by reference.

(f)-(g) The information set forth in the Offer to Purchase under the headings "Summary," Risk Factors," "Special Factors--Plans for the Partnership; Certain Effects of the Offer" and "The Tender Offer--Section 6--Effect of the Offer on Market for Units; Registration under the Exchange Act" is incorporated herein by reference.

Item 6. Interest in Securities of the Subject Company
        ---------------------------------------------

(a)-(b) The information set forth in the Offer to Purchase under the headings "Introduction," "Summary," "Special Factors--Background of the Offer," "--Interests of Certain Persons," "The Tender Offer--Section 6--Effect of the Offer on Market for Units; Registration under the Exchange Act," and "The Purchaser and Parent" is incorporated herein by reference.

Item 7. Contracts, Arrangements, Understandings or Relationships With
        -------------------------------------------------------------
        Respect to the Subject Company's Securities
        -------------------------------------------

The information set forth in the Offer to Purchase under the headings "Summary," "Risk Factors," "Special Factors--Background of the Offer," "--Position of the General Partner; Fairness of the Offer," and "-- Plans for the Partnership; Certain Effects of the Offer" is incorporated herein by reference.

Item 8. Persons Retained, Employed or to be Compensated
        -----------------------------------------------

The information set forth in the Offer to Purchase under the headings "Summary," "Risk Factors," "Special Factors--Background of the Offer," "--Position of the General Partner; Fairness of the Offer" and "The Tender Offer--Section 10--Fees and Expenses" is incorporated herein by reference.

Item 9.  Financial Statements of Certain Bidders
         ---------------------------------------

        The information set forth in the Offer to Purchase under the heading "The Purchaser and Parent" is hereby incorporated by reference.

Item 10. Additional Information to be Furnished
         --------------------------------------

(a) The information set forth in the Offer to Purchase under the headings "Summary," "Risk Factors," "Special Factors--Background of the Offer,"
 "--Interests of Certain Persons" is incorporated herein by reference.

(b) Not applicable.

(c) The information set forth in the Offer to Purchase under the heading "The Tender Offer -- Section 9 -- Certain Legal Matters" is incorporated herein by reference.

(d)-(e) Not applicable.

(f) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in its entirety.

Item 11. Material to be Filed as Exhibits
         --------------------------------

 (a)(1)  Offer to Purchase, dated November 19, 1996

 (a)(2)  Letter of Transmittal

 (a)(3) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

 (a)(4) Form of Letter from General Partner to Unitholders with attached Question and Answer Brochure

 (b)-(f) Not applicable

                                  SIGNATURES

        After due inquiry, and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                     MHP ACQUISITION CORP.



Dated: November 19      , 1996       By: /s/ Christopher J. Nassetta
      ------------------                ----------------------------
                                     Name: Christopher J. Nassetta
                                     Title: President



                                     HOST MARRIOTT CORPORATION



Dated: November 19      , 1996       By: /s/ Christopher J. Nassetta
      ------------------                ----------------------------
                                     Name: Christopher J. Nassetta
                                     Title: Executive Vice President